EXHIBIT 12

CASCADE NATURAL GAS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended
	31-Mar-06	30-Sep-05	30-Sep-04	30-Sep-03	30-Sep-02	30-Sep-01
	(dollars in thousands)

Fixed charges, as defined:
Interest expense	$11,725	$11,744	$12,375	$12,363	$12,384	$10,509
Amortization of debt issuance expense	393	372	618	696	652	607

Total fixed charges	$12,118	$12,116	$12,993	$13,059	$13,036	$11,116

Earnings, as defined:
Net income	$12,289	$9,247	$13,302	$8,720	$10,458	$16,994
Add (deduct):
Income taxes	7,589	5,632	7,559	5,117	6,085	9,520
Fixed charges	12,118	12,116	12,993	13,059	13,036	11,116

Total earnings	$31,996	$26,995	$33,854	$26,896	$29,579	$37,630
Ratio of earnings to fixed charges	2.64	2.23	2.61	2.06	2.27	3.39